UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

                                          Societal CDMO, Inc.
(Name of Issuer)

                                          Common Stock, $0.01 par value per share
(Title of Class of Securities)

                                          75629F109
(CUSIP Number)

                                      August 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person. First Light Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 19,676,396 shares Refer to Item 2 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 19,676,396 shares Refer to Item 2 below.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,676,396 shares Refer to Item 2 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.8% Refer to Item 2 below.
14	Type of Reporting Person (See Instructions) IA

1	Name of Reporting Person. Mathew P. Arens
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship Or Place Of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,041,218 shares Refer to Item 2 below.
8 Shared Voting Power 19,676,396 shares Refer to Item 2 below.
9 Sole Dispositive Power 1,041,218 shares Refer to Item 2 below.
10 Shared Dispositive Power 19,676,396 shares Refer to Item 2 below.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,717,614 shares Refer to Item 2 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 19.7 % Refer to Item 2 below.
14	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.01 par value per share (“Common Stock”) of Societal CDMO, Inc., a Pennsylvania corporation (the “Company”).  The address of the principal executive offices of the Company is 1 E. Uwchlan Ave,, Suite 112, Exton, Pennsylvania 19341.

Item 2.  Identity and Background

(a)  This Schedule 13D is being filed on behalf of First Light Asset Management, LLC (“First Light”) and Mathew P. Arens (together, the “Reporting Persons”).

First Light provides investment advisory services to private investment vehicles and accounts (“Accounts”) and, in such capacity, may be deemed to beneficially own shares of Common Stock held for the accounts of such Accounts.  Mr. Arens is the Managing Member, CEO and Senior Portfolio Manager of First Light.  Shares of Common Stock reported herein for Mr. Arens represent the above-referenced shares reported with respect to First Light.  In addition, Mr. Arens individually owns 635,000 shares of Common Stock, and with his wife owns a pre-funded warrant to purchase 1,250,000 shares of Common Stock.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b)  The business address of the Reporting Persons is c/o First Light Asset Management, LLC, 3300 Edinborough Way, Suite 201, Edina, Minnesota, 55435.

(c)  See Item 2(a).

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f)  See Item 6 of the cover page of each Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons acquired securities of the Company as follows:

(i) Between December 12, 2022 and August 15, 2023, the Accounts purchased an aggregate of 9,561,396 shares of Common Stock through open market purchases and an aggregate of 386,500 shares of preferred stock of the Company in a registered offering by the Company, for an aggregate purchase price of $14,836,817.28. On May 23, 2023, such shares of preferred stock converted automatically into 3,865,000 Common Shares of the Company.

(ii) On December 12, 2022, Mr. Arens purchased 63,500 shares of preferred stock of the Company for an aggregate purchase price of $698,500 in a registered offering by the Company. On May 23, 2023, such shares of preferred stock converted automatically into 635,000 Common Shares of the Company.

(iii)  On August 23, 2023, upon his becoming a Director of the Company, Mr. Arens received a stock option exercisable for the purchase of 20,000 shares of Common Stock at an exercise price of $0.61 per share.  Such option expires ten years from the grant date and vests in three equal annual installments, beginning on August 23, 2024, subject to Mr. Aren’s continuous service with the Company.

(iv)  On August 23, 2023, the Accounts purchased an aggregate of 6,250,000 shares of Common Stock in an underwritten public offering by the Company for an aggregate purchase price of $2,500,000.

(v)  On August 23, 2023, Mr. Arens and his wife purchased a pre-funded warrant exercisable for the purchase of 1,250,000 shares in an underwritten public offering by the Company for an aggregate purchase price of $499,875.  Such warrant is immediately exercisable at an exercise price of $0.0001 and has no expiration date. Under its terms, the warrant may be converted to Common Stock only to the extent that such conversion would not cause (i) the holder itself to beneficially own in excess of 0.99% of the shares of Common Stock then outstanding or (ii) the holder, together with its affiliates and any other person or entity acting as a group, to beneficially own in excess of 19.95% of the shares of Common Stock then outstanding.

Payment for shares of Common Stock purchased by the Accounts was made from working capital of the applicable Accounts.  Payment for shares of Common Stock purchased by Mr. Arens and for the above-described warrant was made from personal funds.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the securities of the Company reported herein for investment purposes.  The Reporting Persons intend to evaluate such investments in the Company and their options with respect to such investments on an ongoing basis.

The Reporting Persons may acquire additional shares of Common Stock and/or other securities of the Company from time to time or may dispose of any or all of such shares or other securities held or beneficially owned by them at any time.

Mr. Arens is a Director of the Company.

From time to time, the Reporting Persons may engage in discussions with the Company’s Board of Directors and/or members of the Company’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Company and other matters concerning the Company.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Company at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

(c)  Except for the transactions described in Item 3, the descriptions of which are hereby incorporated by reference into this Item 5(c), the Reporting Persons did not effect any transactions in the Common Shares during the sixty-day period prior to the filing of this Schedule 13D, except as follows:

Transaction	Date	No. Shares	Price Per Share
Open market purchase	06/28/2023	441,996	$0.9500
Open market purchase	06/28/2023	20 000	$1.0135
Open market purchase	06/30/2023	10,200	$1.0990
Open market purchase	07/03/2023	5,000	$1.0973
Open market purchase	08/14/2023	12,366	$0.7552
Open market purchase	08/15/2023	4,000	$0.7500

(d)  First Light Focus Fund LP, for which First Light serves as investment manager, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Shares outstanding.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1  Joint Filing Agreement by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:                August 25, 2023

FIRST LIGHT ASSET MANAGEMENT, LLC

By: /s/ Kurt T. Peterson
        Kurt T. Peterson, Chief Compliance Officer

MATHEW P. ARENS

By: /s/ Mathew P. Arens
        Mathew P. Arens